UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sevcon, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81783K108

(CUSIP Number)

Ryan Morris

Meson Capital Partners LLC

One Sansome Street, Suite 1895

San Francisco, CA 94104

(415) 758-0365

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81783K108	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meson Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 198,868
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 198,868
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,868
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81783K108	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meson Constructive Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 921,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 921,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81783K108	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meson Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,119,868
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,119,868
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,119,868
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 81783K108	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Morris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,140,873
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,140,873
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,873
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 81783K108	13D	Page 6 of 7 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 6,047,972 Shares outstanding. This latter number of Shares is arrived at by adding the number of Shares reported as being outstanding in the Issuer’s Agreement and Plan of Merger as of July 11, 2017 (5,689,361 Shares) to the number of Shares (358,611 Shares) which would be receivable by the Reporting Persons if they were to convert all of the Issuer’s Series A Convertible Preferred Stock and Common Stock Warrants held by them into Shares. The 6,047,972 Shares outstanding used to calculate the Reporting Persons’ 18.8% ownership assumes no other shareholder converts their preferred stock and warrants to Shares.

As of the close of business on the date hereof, MC beneficially owned 198,868 Shares, constituting approximately 3.3% of the Shares outstanding. In calculating MC’s ownership percentage, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares. The Shares beneficially owned by MC consist of: (i) 148,271 Shares held by MC; (ii) warrants held by MC to acquire 27,500 Shares at a price of $10.00 per Share at any time on or before July 8, 2021; and (iii) 7,699 shares of Series A Convertible Preferred Stock convertible into 23,097 Shares.

As of the close of business on the date hereof, MCC beneficially owned 921,000 Shares, constituting approximately 15.2% of the Shares outstanding. In calculating MCC’s ownership percentage, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares. The Shares beneficially owned by MCC consist of: (i) 614,000 Shares held by MCC; and (ii) warrants held by MCC to acquire 307,000 Shares at a price of $10.00 per Share at any time on or before July 8, 2021.

Meson, as the investment adviser and general partner of MC and MCC, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 18.5% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Morris beneficially owned 21,005 Shares, constituting less than 1% of the Shares outstanding. The Shares beneficially owned by Mr. Morris include 338 shares of Series A Convertible Preferred Stock convertible into 1,014 Shares. Mr. Morris, as the Managing Member of Meson, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 18.5% of the Shares outstanding. Mr. Meson may be deemed to beneficially own 1,140,873 Shares, constituting approximately 18.8% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017

MESON CAPITAL LP

By: Meson Capital Partners LLC, its General Partner

/s/ Ryan Morris
Ryan Morris
Managing Member

MESON CONSTRUCTIVE CAPITAL LP

By: Meson Capital Partners LLC, its General Partner

/s/ Ryan Morris
Ryan Morris
Managing Member

MESON CAPITAL PARTNERS LLC

/s/ Ryan Morris
Ryan Morris
Managing Member

RYAN MORRIS

/s/ Ryan Morris